September 26, 2006
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549 — 7010
Attn: Carmen Moncada-Terry

Re.	Superior Energy Services, Inc. Registration Statement on Form S-4 Filed August 16, 2006 File No. 333-136686
Dear Ms. Moncada-Terry:
     We represent Superior Energy Services, Inc., a Delaware corporation (the “Parent”), SESI, L.L.C., a Delaware limited liability company (the “Company”) and the other registrants named in the above-referenced registration statement (together with the Parent, the “Guarantors”) in the matter of the Company’s offer (the “Exchange Offer”) to exchange $1,000 principal amount of registered 6 7/8% Senior Notes due 2014 (the “New Notes”) for each $1,000 principal amount of unregistered 6 7/8% Senior Notes due 2014 of which an aggregate principal amount of $300 million is outstanding. We are submitting this letter to advise you of certain matters relating to the registration statement.
     In connection with the Exchange Offer, the Company and the Guarantors have relied upon the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley and Co., Inc. (available June 5, 1991), as interpreted in the Commission’s no-action letter to Shearman & Sterling dated July 2, 1993, and similar no-action letters.
     On behalf of the Company and the Guarantors, we hereby represent that none of them has entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer. Furthermore, we hereby represent on behalf of the Company and the Guarantors, that to the best of their information and belief, each holder participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes received in the Exchange Offer.

Securities and Exchange Commission
September 26, 2006

     If you have any questions or comments, please contact William B. Masters at your convenience at (504) 582-8278.

Very truly yours, /s/ Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.